ArcelorMittal Europe reports €125m operating profit for Q3 2014

Luxembourg, 7 November 2014

ArcelorMittal Europe today announced its results for the third quarter of 2014.

The segment recorded an operating profit of €125m, compared with operating loss of €139m for Q3 2013.

This marks the third successive quarter ArcelorMittal has reported a profit in Europe, following six successive quarters of losses as a result of the impact of the global financial crisis and the severe downturn in demand for steel in Europe.

As a result of the seasonal slowdown and the impact of a weaker Euro, third quarter 2014 Ebitda decreased by 21.7%, to €394m compared with €503m in the previous three months. However Q3 Ebitda was 72.8% higher than in the same quarter last year (€228m) reflecting the improved market conditions, lower costs and the resulting improved steel margins.

Steel shipments in Q3 2014 were 9.8 million tonnes, a decrease of 3.6% compared with the previous quarter, while year-on-year shipments for this quarter rose 6.2% from 9.3 million tonnes. This year-on-year improvement during the seasonally slower quarter highlights the underlying improvement in ArcelorMittal Europe’s performance in 2014.

Sales in the ArcelorMittal Europe segment also decreased by 4.6% to €7.3bn this quarter, compared with €7.7bn in the second quarter. This was primarily due to lower steel shipment volumes, and lower average selling prices.

Commenting, Aditya Mittal, CEO ArcelorMittal Europe, said:

“We are continuing to see an improvement in the results for ArcelorMittal Europe, due to benefits of cost optimisation measures and an improvement in steel market conditions. Demand in Europe has remained robust during the seasonally weaker summer period, which is evident in today's figures that show a 72.8% year-on-year improvement in Ebitda for the third quarter. We are maintaining our steel demand growth forecast of 3-3.5%, for Europe, for 2014”.

Apparent steel consumption (Finished, 2007 = 100)
China +73.2%
World +25.4%
Other Europe +19.8%
Asia ex-China +12.8%
NAFTA -0.9%
EU27 -28.1%
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Eurozone GDP growth for the third quarter is unlikely to improve on the growth seen in the second quarter of this year, but we expect European Central Bank policy stimulus and a weaker Euro to support a gradual pickup in 2015.